December 6, 2005

By Facsimile and U.S. Mail

John E. Aguirre, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050

	Re:	The Gap, Inc.
		Schedule TO-I
		Filed November 23, 2005

Dear Mr. Aguirre:

	We have the following comments on the above-referenced filing:

Schedule TO
1. Please provide us your analysis regarding why the pro forma financial information in Item 10(b) of Schedule TO is not applicable.

Offer to Purchase

Cover Page
2. You state, "You should not assume that the information provided in this offer to exchange is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this offer." Please revise this language to clarify your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule and disseminate notice of any material change in the information previously disclosed. Also eliminate the disclaimer that the "summaries are qualified in their entirety by reference to the documents and information to which they relate" and confirm, if true, that you have disclosed all material information in the document or revise the document accordingly.
Summary Term Sheet and Q&A
Terms Used in this Offer, page 3
3. Confirm that you will avoid the use of defined terms such as the page of definitions on page 3 in all future filings.

Why is Gap Inc. making this offer?, page 5
4. Tell us whether The Gap is also making this offer to avoid adverse tax or accounting consequences to the company in light of the new regulations. If so, it appears you should highlight this information in the summary and revise an appropriate section of the document to provide a more complete description of the effect of the offer and the consequences if the offer is not completed.

What will I receive in exchange for my tendered options?, page 6
5. Please provide us your detailed analysis regarding why it is appropriate to determine treatment of tendered options based on the market price of your common stock on the date the offer expires.

When will I receive my new options and cash payments?, page 7
6. Provide us your detailed analysis regarding how Gap`s payment of cash in the future according to the vesting schedule of exchanged options and contingent upon continued employment with the company satisfies the prompt payment and all holders requirements of Rules 13e-4(f)(5) and (f)(8)(ii).

Are there any tax consequences to my participation in the offer?, page 9
7. You tell option holders that they should consult with The Ayco
Co.
"through the AnswerLine . . .or through [their] Ayco financial advisor for assistance on how this may affect [their] individual [tax] situation" and for other advice. Tell us your relationship to
The Ayco Co., their role, and whether they have consented to be named in the document for this purpose.

Conditions of the offer, page 27
8. We note the language in the closing paragraph about your ability to exercise your rights. Confirm that if a condition is triggered and you continue with the offer anyway, you will disseminate notice of the waived condition. Also confirm that, if the condition is material, you will extend the offer if necessary so that five business days remain in the offer once the notice of waiver has been disseminated.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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John E. Aguirre, Esq.
December 6, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE